May 20, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Attn: Jeffrey Gordon

Re: Your Comment Letter dated May 2, 2008, related to WD-40 Company Form 10-K, for the year ended August 31, 2007, Filed October 25, 2007, Form 10-Q, for the period ended November 30, 2007, Filed January 9, 2008 and Form DEF 14A, Filed November 8, 2007; File number 0-6936

Ladies and Gentlemen:

We have prepared the following responses to your comments and questions related to the abovementioned reports. Each response has been numbered to correspond to the comments you provided us.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2007

General

1)	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what revisions will look like. These revisions should be included in your future filings.

Response: The additional disclosures required and other revisions to be made have been included for each response below, and will be included in future filings, where applicable.

Risk Factors, page 5

2)	Comment: We note your proposed disclosure provided in response to comment 2 in our letter dated March 28, 2008. However, please note that only material risks should be described in the Risk Factors section. If risks are not deemed to be material, you should not reference them. Please do not include the last sentence of your proposed disclosure.

Response: We will delete the last sentence of our previously proposed disclosure. The following disclosure will be included in future filings under ITEM 1A – Risk Factors:

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other filings of the Company with the SEC, could adversely affect the Company’s business, financial condition and results of operations.

Financial Statements

General

3)	Comment: We have reviewed your response to prior comment 5 in our letter dated March 28, 2008. Please disclose the extent of your self-insurance retention amounts in each area of risk as of each balance sheet date. Please also disclose whether or not you have insurance for losses above your self-insured retention amounts and, if so, the amounts at which this insurance coverage begins in each area of risk.

Response: The Company maintains insurance to cover traditional insurable risks such as property damage, business interruption, product liability, workers compensation and other risks, with coverage and other terms which it believes to be adequate and appropriate.

However, the Company does not maintain self-insurance with respect to any material risks traditionally insured against. Our previous reference to self-insured retention limits refers to the Company’s deductible amounts required under various insurance coverages; such insurance coverages begin when costs or losses surpass the applicable deductible amounts on a case-by-case basis. Consequently, as of each balance sheet date, the Company has not provided for any self-insurance reserves as it is not self-insured as to material risks, nor has it historically been self-insured as to material risks.

We propose to include the following disclosure in the Company’s notes to the financial statements in future filings:

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, workers compensation and other risks with coverage and other terms which it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2008 and 2007.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments, and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please feel free to contact me at (619) 275-1400 ext. 1116.

Sincerely,

/s/ JAY REMBOLT
Jay Rembolt Chief Financial Officer WD-40 Company

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